+--------+
| FORM 4 |                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Nippon Telegraph and Telephone Corporation
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                       3-1, Otemachi 2-chome, Chiyoda-ku
--------------------------------------------------------------------------------
                                   (Street)

        Tokyo                        Japan                          100-8116
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Verio Inc. (VRIO)
                                             -----------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year                  8/2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

         Form filed by One Reporting Person
    -----

      X  Form filed by More than One Reporting Person
    -----

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
  Common Stock,                                                                                                       71,372,470
  .001 par value         8/31/00    J            71,372,470      A       $60.00         80,360,224             I      shares through
                                                                                                                      Chaser
                                                                                                                      Acquisition,
                                                                                                                      Inc., an
                                                                                                                      indirect
                                                                                                                      wholly owned
                                                                                                                      subsidiary and
                                                                                                                      8,987,754
                                                                                                                      shares through
                                                                                                                      NTT Rocky,
                                                                                                                      Inc. an
                                                                                                                      indirect
                                                                                                                      wholly owned
                                                                                                                      subsidiary
------------------------------------------------------------------------------------------------------------------------------------
  Series A 6.75%
   Convertible
------------------------------------------------------------------------------------------------------------------------------------
 Preferred Stock,        8/31/00    J             7,200,000      A     $62.41725         7,200,000             I      Through Chaser
  .001 par value                                                                                                      Acquisition,
                                                                                                                      Inc., an
                                                                                                                      indirect
                                                                                                                      wholly owned
                                                                                                                      subsidiary
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                                                                          (Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
  Warrants to purchase                $3.85              8/31/00            J                           A
     Common Stock                  for 392,334
                                    shares and
                                      $3.53
                                   for 913,894
                                      shares
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)--(Continued)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date       Expira-                 Amount or                 at End           (D) or        (Instr.
                               Exer-      tion        Title       Number of                 of               Indi-         4)
                               cisable    Date                    Shares                    Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                              Exercisable 12/31/02 Common Stock   1,306,228     $60.00     1,306,228            I       Through
                               currently           $.001 per value                                                      Chaser
                                                                                                                        Acquisition,
                                                                                                                        Inc., an
                                                                                                                        indirect
                                                                                                                        wholly owned
                                                                                                                        subsidiary
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses: Purchases were made pursuant to a tender offer for all outstanding shares of common stock of Verio Inc. not already owned by the Reporting Person and its subsidiaries, all outstanding shares of Series A 6.75% Preferred Stock of Verio Inc. and certain warrants to purchase shares of common stock of Verio Inc.

                              NIPPON TELEGRAPH AND TELEPHONE CORPORATION

                              By: /s/ Kanji Koide
                                  ---------------
                                  Senior Vice President
                                                              September 11, 2000
                              ------------------------------- ------------------
                              **Signature of Reporting Person        Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                            Joint Filer Information

Name:         NTT Communications Corporation

Address:      1-1-6 Uchisaiwai-cho
              Chiyoda-ku
              Tokyo 100-8019
              Japan

Issuer Name:  Verio Inc. (VRIO)

Signature:    NTT COMMUNICATIONS CORPORATION
              By:  /s/ Masanobu Suzuki
                   -------------------
                      President

Name:         NTT Rocky, Inc.

Address:      101 Park Avenue
              41st Floor
              New York, NY 10178

Issuer Name:  Verio Inc. (VRIO)

Signature:    NTT ROCKY, INC.
              By:  /s/ Keisuke Nakasaki
                   --------------------
                      President